

February 14, 2014

Via E-mail
Patrick R. Day
President
New Dimension Holdings, Inc.
3987 W Deer Mountain Dr.
Riverton, Utah 84065

> **Re:** **New Dimensions Holdings, Inc.**
> **Registration Statement on Form 10-12G/A**
> **Filed February 7, 2014**
> **File No. 000-55102**

Dear Mr. Day:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Balance Sheets as of September 30, 2013 and December 31, 2012, page 23

1. We note your response to comment 12. It is not clear to us how you have arrived at 13,933,438 common shares outstanding as of September 30, 2013. We note that on page 35 you state that "the Company authorized a 3 to 1 reverse stock split," and in your response you state that the 10,000,000 shares were subject to 1:3 reverse split. Please clarify and provide us with your statement of stockholders' equity before and after the August 2013, 3:1 reverse split and explain how you reflected the split retroactively.

You may contact Christine Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Paul Fischer, Staff Attorney at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Via E-mail
        John Heskett, Esq.
        Heskett & Heskett